Mail Stop 3561

May 21, 2009

Mr. Stephen I. Sadove
Chief Executive Officer & Chairman of the Board
Saks Incorporated
12 East 49th Street
New York, New York 10017

      Re: **Saks Incorporated**
             Definitive Proxy Statement on Schedule 14A
             Filed April 24, 2009
             File No. 001-13113

Dear Mr. Sadove:

We have limited our review of your filing to the issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

1. We note that P. Schoenfeld Asset Management LP, et al., or PSAM, has filed a Schedule 14A soliciting shareholders to (i) withhold votes for the re-election of C. Warren Neel to Saks' board of directors, (ii) vote for the shareholder proposal to request that Saks' board of directors initiate the declassification of the board of directors, and (iii) vote for PSAM's proposal to request that Saks's board of directors initiate the process to provide that director nominees be elected by a majority. Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition. Please file a supplement to your Schedule 14A (tagged as a "DEFR14A") addressing this contest including, for example, the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A. We may have additional comments.

2. In addition, clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, Song Brandon, Special Counsel, at (202) 551-3621, or Nicholas Panos, Senior Special Counsel, at (202) 551-3266, with any questions regarding the above comments. You may also contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director